July 21, 2015

Via EDGAR

Mr. Ethan Horowitz,

Branch Chief,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Ecopetrol S.A.
Form 20-F for the Fiscal Year ended December 31, 2014
Filed April 28, 2015
File No. 001-34175

Dear Mr. Horowitz:

Set out below are the responses of Ecopetrol S.A. (“Ecopetrol” or the “Company”), to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated June 22, 2015, to Ms. Magda Manosalva, the Company’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”).

Business Overview, page 11

Reserves, page 30

1.	We note that you present crude oil and NGL reserves on a combined basis. Please provide us with a breakdown by product of reserve quantities and production volumes.

R:	In response to the Staff’s comment, attached as Annex A to this letter is a breakdown by product of reserve quantities and production volumes.

Development of Reserves, page 33

2.	It does not appear that your disclosure regarding proved undeveloped reserves fully explains the changes that occurred during the year. Please revise to identify and quantify each of the factors resulting in a change to your proved undeveloped reserve quantities. Refer to Item 1203(b) of Regulation S-K.

R:	As previously disclosed on Form 20-F, the 106 Mmboe decrease in proved undeveloped reserves from 2013 to 2014 was primarily due to the conversion of approximately 166 Mmboe of proved undeveloped reserves to proved developed reserves during 2014. This factor was primarily associated with the development of crude oil projects in the Castilla, Rubiales, Pidemonte, La Cira Infantas, Quifa Suroeste, and Casabe fields, as well as the development execution in other fields such as the Ballena, Peñas Blancas, Yarigui-Cantagallo and Provincia fields.

This effect was partially offset by a 60 Mmboe increase in proved undeveloped reserves mainly due to revisions of previous estimates, improved recovery and new reserves discoveries in fields that were already being developed. Ecopetrol notes that this amount represents approximately 4.09% of our total oil reserves and 2.87% of our combined oil and gas reserves as of December 31, 2014. In future filings, Ecopetrol will identify and quantify each of the material factors resulting in a change to our proved undeveloped reserve quantities during the period covered by the filing.

Financial Review, page 79

Trend Analysis and Sensitivity Analysis, page 99

3.	Disclosure on page 103 of your filing states that unless crude oil prices increase during the remainder of 2015 to levels well in excess of those currently expected by market participants, a portion of your proved reserves would be deemed uneconomic and would no longer be classified as proved as of December 31, 2015. Please expand your disclosure regarding known trends and uncertainties to provide disclosure addressing the reasonably likely effect of the current commodity price environment on your estimated quantities of proved reserves. As part of your revised disclosure, include information quantifying the expected impact to your proved reserves. Refer to Item 5.D. of Form 20-F and, for further guidance, section III.B.3. of SEC Release No. 33-8350.

R:	On page 103 of Form 20-F, we explained that, unless crude oil prices increased to levels well in excess of those currently expected for the remainder of 2015, a portion of our proved reserves could be deemed “uneconomic” and would thus no longer be classified as “proved” as of December 31, 2015. In future filings, we will clarify to the extent material that such description relates spefically to the requirements under Regulation S-X that proved oil and gas reserves be estimated to be “economically producible” using the average Brent (Ecopetrol's relevant benchmark) crude oil prices during the reporting period.

Also as discussed on Form 20-F, reserves estimates are complex exercises that depend not only on oil and gas prices but on various other factors, such as geological, topographical and engineering factors, economic conditions, operating methods and government regulations. The relationship between oil prices and reserves can itself be complex because it is not linear. Many of the important inputs to our next calculation of proved reserves, which will be done as of December 31, 2015, were unknown when the Form 20-F was filed and are still unknown today. Proved reserve amounts must reflect not only the prescribed prices but also the results of our drilling program during 2015, any acquisitions or dispositions of oil and gas properties during the year, the capital budget and related drilling plans for 2016 and subsequent years and other factors as of the date of determination as required by Item 4-10 of Regulation S-X. Given all of these uncertainties, we believe that our risk factor disclosure properly identifies the risk that the current price environment may continue. However, we do not believe we can provide a meaningful estimate of the impact of such a price environment on the 2015 reserve calculation in a way that would be helpful to investors.

Moreover, we note that the method we use to evaluate projects internally focuses on long-term price assumptions applied for the duration of each project rather than the price environment at a particular point in time. Those price assumptions have not been revised as a result of oil price decreases this year, and in any given year those price assumptions generally vary, sometimes materially, from the price used to calculate reported proved reserves in accordance with Item 4-10. We consider this methodology to be more relevant for our business because, while lower prices during a reporting period may impact reported oil and gas reserves at the end of that period, longer term oil and gas prices are a more significant factor in determining the ultimate economic recoverability of those reserves.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Magda N. Manosalva

Magda N. Manosalva
Chief Financial Officer

cc:	Magda Manosalva
Maria Catalina Escobar Hoyos
Jose Evaristo Barros Serrano
Lina Maria Contreras Mora
(Ecopetrol S.A.)

Robert S. Risoleo Jared P. Roscoe Jairo C. Lamatina (Sullivan & Cromwell LLP)

Annex A

Breakdown by Product of Reserve Quantities and Production Volumes

	For the year ended December 31, 2014
Net Proved Developed Reserves	Colombia	North America	South America (excluding Colombia)	Total
Net Proved Developed Oil Reserves (in million barrels oil equivalent)	967	2	10	979
Net Proved Developed Gas Reserves (in billion standard cubic feet)	3,260	14	9	3,284
Net Proved Developed NGL Reserves (in million barrels oil equivalent)	62	0	1	63
Net Proved Developed Oil, Gas and NGL Reserves (in million barrels oil equivalent)	1,602	5	12	1,618

	For the year ended December 31, 2014 (thousand bpoed)
	Oil	Gas	NGL	Total
Production in Colombia	610.1	125.8	8.3	744.2
International Production	8	2.6	0.6	11.2
Total Production	618.1	128.4	8.9	755.4

(1)	Total production in Colombia corresponds to Ecopetrol S.A., Hocol and Equión. In the Form 20-F, NGL production volumes by Ecopetrol S.A. are included in total gas production volumes, while NGL volumes produced by subsidiaries of Ecopetrol S.A. are included as part of oil production volumes. The total production of NGL is in any case not material.

(2)	Total international production corresponds to Savía and Ecopetrol America.

(3)	Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.